Strategic Delaware Basin Acquisition of Aris Water Solutions September 15, 2025

2 No Offer or Solicitation This communication relates to a proposed business combination transaction (the “Transaction”) between Western Midstream Partners, LP (“WES”) and Aris Water Solutions, Inc. (“Aris”). This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information and Where to Find It In connection with the Transaction, WES filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement of Aris that also constitutes a prospectus of WES. The registration statement was declared effective by the SEC on September 12, 2025. WES filed a final prospectus on September 12, 2025, and Aris filed a definitive proxy statement/prospectus on September 12, 2025. The Transaction will be submitted to Aris’s stockholders for their consideration at a special meeting on October 14, 2025. WES and Aris may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus was first mailed to Aris's stockholders on September 12, 2025. This document is not a substitute for the registration statement and proxy statement/prospectus that was filed with the SEC or any other documents that WES or Aris have filed or may file with the SEC or send to security holders of WES or Aris in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the registration statement and the proxy statement/prospectus and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003. Participants in the Solicitation WES, its general partner and its general partner’s director and officers and Aris and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding directors and executive officers of WES’s general partner, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers, and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001423902/000142390225000033/wes-20241231.htm and (ii) to the extent holdings of WES’s securities by the directors or executive officers of its general partner have changed since the amounts set forth in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001423902. Information regarding Aris’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One — Election of Directors,” “Executive Officers,” “Executive Compensation,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities,” which was filed with the SEC on April 9, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525076892/d881669ddef14a.htm, and Aris’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001865187/000155837025001818/aris-20241231x10k.htm , (ii) the definitive proxy statement/prospectus, including under the headings "Interest's of Aris's Directors and Executive Officers in the Mergers" beginning on pages 17 and 72, which was filed with the SEC on September 12, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525202246/d920591ddefm14a.htm#tx79146_76, and (iii) to the extent holdings of Aris’s securities by its directors or executive officers have changed since the amounts set forth in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001865187. Investors may obtain additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction and other relevant materials that are or will be filed with the SEC regarding the Transaction if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WES or Aris as described above. Forward-Looking Statements and Cautionary Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that WES or Aris expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “should,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal,” “future,” “assume,” “forecast,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward- looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, the parties’ ability to complete the Transaction and expected timing of completion, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Aris may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions under the merger agreement in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of WES’s common units or Aris’s Class A common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of WES and Aris to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WES’s or Aris’s control, including those detailed in WES’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at investors.westernmidstream.com and on the SEC’s website at http://www.sec.gov, those detailed in Aris’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Aris’s website at ir.ariswater.com and on the SEC’s website at http://www.sec.gov, and those detailed in the definitive proxy statement/prospectus that is available on the SEC's website at http://www.sec.gov. All forward-looking statements are based on assumptions that WES or Aris believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and WES and Aris undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Disclaimers

3 Aris Water Solutions Acquisition: Terms • Western Midstream Partners, LP (NYSE: WES) has agreed to acquire Aris Water Solutions, Inc. (NYSE: ARIS), a leading Delaware Basin produced-water midstream company, in an equity-and-cash transaction valued at $1.5 billion. • Enterprise value of the transaction is approximately $2.0 billion. • Represents a 10% premium to Aris's 30-day VWAP and a premium of 23% to Aris's closing price1. • Aris shareholders will receive 0.625 common units of WES for each Aris share, with the option to elect to receive all or a portion of the proceeds in cash at a value of $25.00 per share, subject to possible proration with maximum total cash consideration for the transaction of $415 million2. • Pro forma for the transaction, assuming maximum cash consideration, Aris shareholders will own approximately 7% of WES’s outstanding common units. • WES has entered into support agreements with Aris shareholders representing approximately 42% of Aris’s outstanding common stock, pursuant to which such shareholders have agreed to vote their shares in favor of the transaction. • Closing of the transaction is expected in 4Q’25, subject to customary closing conditions, regulatory approvals, and Aris shareholder vote scheduled for October 14, 2025. 1) Based on the closing prices of WES and Aris on August 5, 2025, and assuming maximum cash consideration. 2) WES expects to finance the cash consideration with cash on hand, borrowings under its revolving credit facility, and/or commercial paper.

Aris Water Solutions: Company Overview

Premier water infrastructure platform in the Northern Delaware Basin

- **Leading growth-oriented water infrastructure and solutions company**
- **Full-cycle, sustainable water handling and recycling solutions**
- **Premier contracted acreage with low breakeven and multi-decade remaining inventory**

Key Asset Statistics[1]

Miles of Pipeline	~790
Produced Water Handling Capacity	~1,800 MBbls/d
Water Recycling Capacity	~1,400 MBbls/d
Recycled Water Storage Capacity	~16 MMBbls
Total Dedicated Acres	~625,000

Highly Contracted Cash Flows

1Q'25 Top Produced Water Customers by Revenue



Other
25%
11%
7%
38%
19%
OXY
ConocoPhillips

1Q'25 Top Water Solutions Customers by Revenue



CIVITAS
Other
9%
9%
16%
21%
45%
ConocoPhillips

1Q'25 Produced Water Volumes by Contract Type



MVC
11%
Spot
5%
Dedicated
84%

~95% of forecasted 2025 Water Solutions volumes are under long-term acreage dedications or MVC's.

Quality Long-term Contracts Provide Volumetric Visibility & Revenue Stability[1]

- **~10 years** acreage-weighted remaining produced-water contract tenor
- **~100 MBbls/d** of produced-water minimum-volume commitments ("MVC")
- **~8 years** average remaining water solutions contract tenor
- **~450,000** dedicated water solutions acres

1) As of March 31, 2025, and per Aris public disclosures.

4

5 • Creates a differentiated Delaware Basin produced-water system, enhancing WES’s ability to compete for new business development opportunities. • Creates a fully integrated produced-water value chain through water gathering, disposal, recycle/reuse, beneficial reuse (including desalination and mineral extraction), industrial water, and long-haul transport via Pathfinder. • Significantly expands WES’s New Mexico footprint, unlocking new opportunities to be a “one-stop shop” for customers and grow natural-gas and crude-oil and NGLs gathering and processing businesses in the area. • Diversifies WES’s customer base through Aris’s long-term contracts, acreage dedications, and minimum-volume commitments with investment-grade counterparties. • McNeill Ranch provides access to significant long-term pore space and other surface use opportunities, adjacent to one of the fastest growing areas in the Permian Basin. ✓ ✓ ✓ ✓ ✓ Aris Water Solutions Acquisition: Strategic Rationale Combined Asset Map

Western Midstream
Advancing Energy

Delaware Basin Asset Overview

Leading midstream provider in the core of the Texas Delaware Basin

- **Premier Texas Delaware Basin Location**
  - Large asset base in the most prolific part of the basin
  - Significant percentage of basin rig count within 5 miles of assets
- **Top Five in Natural-Gas Processing Capacity**[1]
  - 2,190 MMcf/d of processing capacity
  - 250 MMcf/d North Loving Train I in-service in 1Q'25
- **Low-Emission Crude-Oil Gatherer**
  - 355 MBbls/d of oil-treating capacity
  - Two large regional oil-treating facilities ("ROTF") for stabilization that greatly reduce wellsite emissions
- **Top Two in Water Gathering & Disposal**[2]
  - 3,835 MBbls/d of disposal capacity into 131 wells[3]
  - All disposal wells inject into shallow zones
- **Three-Stream Midstream Provider**
  - One of the only midstream operators to provide natural-gas, crude-oil, and producer-water services



EDDY
LEA
NEW MEXICO
TEXAS
CULBERSON
LOVING
WINKLER
WARD
REEVES
Active Oil Rig
Aris Salt Walter Disposal Wells
Aris Pipeline
McNeil Ranch
WES Gas-Processing Plant
WES Regional-Oil-Treating Facility
WES Salt-Water Disposal Wells
WES Gas-Gathering Lines
WES Water-Gathering Lines
WES Oil Pipelines
WES Pathfinder

~87% of Active Rigs Within 5 Miles[4]

Operating statistics and capacities as of June 30, 2025.
1) As of December 31, 2024, per public materials from natural-gas processing operators in the Delaware Basin.
2) Compared to 2024 throughput volumes of publicly-traded midstream companies providing water gathering and disposal services in the Delaware Basin.
3) Pro forma for Aris acquisition. Includes 68 of Aris's produced-water handling facilities and disposal capacity of 1.8 MBbls/d as of June 30, 2025.
4) Calculated using number of active horizontal rigs within 5 miles of WES's infrastructure relative to the total active horizontal rig count in the Delaware Basin per Enverus as of September 8, 2025.

Future of Produced Water in the Delaware Basin

The Delaware Basin has the highest WORs of any shale play in the U.S.

- **An average water-to-oil ratio (WOR) of 4.5x – 5.5x[1] results in more than 18 MMBbls/d of produced water that needs to be moved to provide flow assurance for crude-oil and natural-gas.**
- **Pore space in the Delaware Basin is becoming more constrained both operationally and by regulation, making recycling and beneficial reuse efforts more critical.**
- **Pathfinder pipeline will move up to 800 MBbls/d of produced water from the western side of the basin to the east where there is more available pore space.**
- **Aris acquisition expands WES's legacy water business in the reuse and recycling space, with Pathfinder potentially enhancing those opportunities.**


1 Barrel Crude Oil
4.5 Barrels Produced Water


Delaware Basin Produced Water Forecast[2]
24,000
20,000
16,000
12,000
8,000
4,000
0
MBbls/d
Forecast
>18 MMBbls/d of produced water
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Jan-25
Jan-26
Jan-27
Jan-28
Jan-29
Jan-30
Delaware Basin Crude
Produced Water Forecast – 4.5x
Produced Water Forecast – 5.5x

The acquisition of Aris Water Solutions and construction of Pathfinder Pipeline only addresses a portion of the Delaware Basin's future produced-water disposal and reuse needs.

1) Internal estimate based on latest producer forecasts.
2) Data sourced from Enverus Fundamental Edge.

7

Extending the Produced-Water Value Chain Combination establishes WES as an integrated water-solutions midstream leader 1) For Aris, per company public disclosures as of June 30, 2025. For WES, assumes 2.1 MBbls/d of produced-water disposal capacity as of June 30, 2025. 2) For Aris, includes 68 produced-water handling facilities per public company filings as of December 31, 2024. For WES, includes 63 produced-water handling facilities as of June 30, 2025. 3) For Aris, includes 1.234 MBbls/d of produced-water handling volumes as of June 30, 2025, and excludes water solutions volumes. For WES, assumes 1.242 MBbls/d of produced-water throughput as of June 30, 2025. 8 63 131 WES Pro forma Water Handling Facilities2 1.2 2.5 WES Pro forma Current Water Throughput3 830 1,620 WES Pro forma Miles of Water Pipeline 2.1 3.8 WES Pro forma Water Disposal Capacity1 Pro Forma Produced Water Assets Full-cycle Water Management Recycling Water Handling & Disposal Customer Completes New Wells Production From Existing Wells Barrels disposed of in legacy systems locally Barrels transported via Pathfinder Pipeline and disposed of in eastern Loving County, Texas Beneficial Reuse & Mineral Extraction Produced Water Gathered on Pipelines

Enhanced Produced-Water Contract Structures Creates leading water-solutions midstream provider supported by strong, long-term contracts 9 Related Parties 79% Third Parties 21% Related Parties 44% Third Party 56% WES Status Quo Pro Forma Percentage of Related Party Volumes1 Percentage of Investment Grade Revenues2 The Aris acquisition further diversifies WES’s customer base and increases the amount of revenue from investment grade counterparties. Investment Grade 79% Non- Investment Grade 21% Investment Grade 70% Non- Investment Grade 30% Expanded Customer Base & Investment Grade Counterparties 1) WES status quo based on percentage of throughput from Occidental as of June 30, 2025. Pro forma based on WES and ARIS throughput as of June 30, 2025. 2) Based on WES and ARIS produced-water revenue as of June 30, 2025. Ratings based on third-party rating agencies or internal credit rating for non-public companies.

Aris Water Solutions Acquisition: Financial Highlights

Western Midstream
Advancing Energy

Financial Highlights of the Transaction

Accretive M&A

Transaction is accretive to 2026E Free Cash Flow per unit and represents ~7.5x multiple[1] on consensus 2026 EBITDA, inclusive of $40 million of estimated cost synergies.

Increased Delaware Basin Fee-Based Cash Flows

Highly contracted water platform grows Delaware Basin cash flows and balances WES's product offering across commodities.

Strong Balance Sheet

Maintains a strong, investment-grade balance sheet with pro forma net leverage of ~3.0x.

Incremental Upside

Further system buildout coupled with incremental three-stream commercial opportunities expected to deliver additional long-term synergies.

WES Business Mix

WES 2025E Asset Level EBITDA[2]



Status Quo
PRB 5%
EMIs 4%
Others 5%
DJ 30%
Delaware 56%
Water 10%
Crude-oil & NGLs 18%
Natural-gas 72%
Pro Forma[3]
PRB 5%
EMIs 4%
Others 4%
DJ 28%
Delaware 59%
Water 16%
Crude-oil & NGLs 17%
Natural-gas 67%

Transaction increases Delaware Basin exposure and further diversifies our customer base.

1) Includes transaction costs.
2) Excludes G&A and represents asset-level cash contribution to EBITDA. Other assets include South Texas, SW Wyoming, MIGC, and Utah.
3) Full-year 2025. Per FactSet consensus estimates and company filings.

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